Exhibit 3.1

HOSPITALITY INVESTORS TRUST, INC.

ARTICLES OF AMENDMENT AND RESTATEMENT

Hospitality Investors Trust, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland (the “Department”) that:

FIRST:      The Corporation desires to and does hereby amend and restate in its entirety the charter (the “Charter”) of the Corporation (including the Articles Supplementary, dated as of March 31, 2017, (the “Articles Supplementary”)) to carry out the Corporation’s Joint Prepackaged Plan of Reorganization [Docket No. 109] (the “Plan of Reorganization”) under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) pursuant to the Findings of Fact, Conclusions of Law, and Order (A) Approving Prepetition Solicitation Procedures, (B) Approving Adequacy of Disclosure Statement, and (C) Confirming Joint Prepackaged Chapter 11 Plan for Hospitality Investors Trust, Inc. and Hospitality Investors Trust Operating Partnership, L.P. [Docket No. 126] (the “Final Order,” and together with the Plan of Reorganization, the “Plan and Order”) of the United States Bankruptcy Court for the District of Delaware in In re Hospitality Investors Trust, Inc., et al., Case No. 21-10831 (CTG), which Plan of Reorganization has been duly approved by the Board of Directors of the Corporation and which Plan and Order are binding on the Corporation. Under Section 3-301 of the Corporations and Associations Article of the Annotated Code of Maryland, ratification or approval of these Articles of Amendment and Restatement by the Corporation’s stockholders is not required.

Upon the later of the acceptance of these Articles of Amendment and Restatement by the Department for record and 11:59 p.m. Eastern Time on June 30, 2021, these Articles of Amendment and Restatement shall be effective and the provisions set forth in these Articles of Amendment and Restatement shall become all the provisions of the Charter of the Corporation as then in effect.

SECOND:      The Charter is hereby amended and restated by striking in their entirety all previous provisions of the Charter (including, for the avoidance of doubt, the Articles Supplementary) and substituting in lieu thereof the following:

Article I
NAME OF THE CORPORATION

The name of the corporation (hereinafter the “Corporation”) is:

Hospitality Investors Trust, Inc.

Article II
PURPOSE

The purposes for which the Corporation is formed are to engage in any lawful business, act or other activity (including, without limitation or obligation, engaging in business as a real estate investment trust (a “REIT”) under Sections 856 to 860 of the Internal Revenue Code of 1986, as amended, or any successor statute of similar import (the “Code”)) for which a corporation may be organized under the Maryland General Corporation Law, as amended from time to time, and any successor statute hereafter enacted (the “MGCL”).

The foregoing enumerated purposes and objects shall be in no way limited or restricted by reference to, or inference from, the terms of any other clause of this or any other Article of the charter of the Corporation (the “Charter”), and each shall be regarded as independent; and they are intended to be and shall be construed as powers as well as purposes and objects of the Corporation and shall be in addition to and not in limitation of the general powers of corporations under the general laws of the State of Maryland.

Article III
PRINCIPAL OFFICE IN MARYLAND

The address of the principal office of the Corporation in Maryland is 7 St. Paul Street, Suite 820, Baltimore, Maryland 21202.

Article IV
RESIDENT AGENT

The name of the resident agent of the Corporation in Maryland is CSC-Lawyers Incorporating Service Company, whose post office address is 7 St. Paul Street, Suite 820, Baltimore, Maryland 21202. The resident agent is a Maryland corporation.

Article V
STOCK

5.1            Authorized Shares. The Corporation has authority to issue 350,000,000 shares of stock, consisting of 300,000,000 shares of common stock, each having a par value of $0.01 per share (“Common Stock”), and 50,000,000 shares of preferred stock, each having a par value of $0.01 per share (“Preferred Stock”). The aggregate par value of all authorized shares of stock of the Corporation having par value is $3,500,000. If shares of one class of stock are classified or reclassified into shares of another class of stock pursuant to this Article V, the number of authorized shares of the former class shall be automatically decreased and the number of shares of the latter class shall be automatically increased, in each case by the number of shares so classified or reclassified, so that the aggregate number of shares of stock of all classes that the Corporation has authority to issue shall not be more than the total number of shares of stock set forth in the first sentence of this paragraph. The Corporation shall not issue nonvoting equity securities (as such term is defined in Section 101(16) of the Bankruptcy Code) to the extent prohibited by Section 1123(a)(6) of the Bankruptcy Code for so long as such Section 1123(a)(6) is in effect and applicable to the Corporation.

5.2            Common Stock. Subject to any preferences of any class or series of stock hereafter classified or reclassified, each share of Common Stock shall entitle the holder thereof to one vote on all matters to be voted upon by the stockholders. The Board of Directors, may, by articles supplementary, classify or reclassify any unissued shares of Common Stock from time to time by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms and conditions of redemption of such shares of Common Stock.

5.3            Preferred Stock. The Board of Directors, may, by articles supplementary, classify or reclassify any unissued shares of Preferred Stock from time to time by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms and conditions of redemption of such shares of Preferred Stock

5.4            Classified or Reclassified Shares. Prior to issuance of classified or reclassified shares of any class or series not then previously classified or reclassified by amendment or supplement to the Charter in accordance herewith and applicable law, the Board of Directors, by resolution shall: (a) designate that class or series to distinguish it from all other classes and series of stock of the Corporation; (b) specify the number of shares to be included in the class or series; (c) set or change, subject to the express terms of any class or series of stock of the Corporation outstanding at the time, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each class or series; and (d) cause the Corporation to file articles supplementary with the State Department of Assessments and Taxation of Maryland (“Department”). Any of the terms of any class or series of stock set or changed pursuant to clause (c) of this Section 5.4 or by amendment to the Charter or by articles supplementary may be made dependent upon facts or events ascertainable outside the Charter (including determinations by the Board of Directors or other facts or events within the control of the Corporation) and may vary among holders thereof, provided that the manner in which such facts, events or variations shall operate upon the terms of such class or series of stock is clearly and expressly set forth in the Charter, including, where applicable, the articles supplementary filed with the Department.

5.5            Charter and Bylaws. All persons who shall acquire stock in the Corporation shall acquire the same subject to the provisions of the Charter and the Bylaws.

5.6            Action by Stockholders Without a Meeting. The holders of Common Stock entitled to vote generally in the election of the Board of Directors may take action or consent to any action without a meeting by delivering a consent in writing or by electronic transmission of the stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a stockholders meeting if the Corporation gives notice of the action not later than ten (10) days after the effective date of the action to each holder of the class of Common Stock and to each stockholder who, if the action had been taken at a meeting, would have been entitled to notice of the meeting. Accordingly, the holders of Common Stock acting pursuant to this Section 5.6 and the holders of Preferred Stock acting pursuant to Section 2-505(b)(1) of the MGCL, which are each entitled to vote generally in the election of the Board of Directors, may take action or consent to action without a meeting, by the requisite consent as aforesaid, under circumstances in which any class or series of Preferred Stock is entitled to vote together with the holders of Common Stock, as though a single class.

Article VI
Restrictions on Ownership and Transfer
to Preserve Tax Benefits

6.1            Definitions. For the purposes of this Article VI, the following terms shall have the following meanings:

“Aggregate Stock Ownership Limit” shall mean, subject to adjustment pursuant to Section 6.9 of this Article VI, 9.8 percent or more of the lesser of the aggregate number or the aggregate value of the outstanding shares of either Common Stock or Preferred Stock (together, the “Capital Stock”). The value of the outstanding shares of Capital Stock shall be determined by the Board of Directors of the Corporation in good faith, which determination shall be conclusive for all purposes hereof.

“Beneficial Ownership” shall mean ownership of Common Stock or Preferred Stock by a Person who is or would be treated as an owner of such Common Stock or Preferred Stock either directly or indirectly through the application of Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code, regardless of ownership as determined for purposes of the MGCL. The terms “Beneficial Owner,” “Beneficially Own,” “Beneficially Owns” and “Beneficially Owned” shall have the correlative meanings.

“Business Day” shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York City are authorized or required by law, regulation or executive order to close.

“Charitable Beneficiary” shall mean one or more beneficiaries of a Trust, as determined pursuant to Section 6.12(f) of this Article VI, provided that each such organization must be described in Section 501(c)(3) of the Code and contributions to each such organization must be eligible for deduction under each of Sections 170(b)(1)(A) (without regard to clauses (vii) or (viii) thereof), 2055 and 2522 of the Code, provided selecting such beneficiary or beneficiaries would not violate Section 6.2(a) hereof.

“Code” shall have the meaning set forth in Article II hereof. All section references to the Code shall include any successor provisions thereof as may be adopted from time to time.

“Common Stock” shall have the meaning set forth in Section 5.1 of Article V hereof.

“Corporation” shall have the meaning set forth in the preamble to these Articles of Amendment and Restatement.

“Constructive Ownership” shall mean ownership of Common Stock or Preferred Stock by a Person who is or would be treated as an owner of such shares of Common Stock or Preferred Stock either directly or indirectly through the application of Section 318 of the Code, as modified by Section 856(d)(5) of the Code, regardless of ownership as determined for purposes of the MGCL. The terms “Constructive Owner,” “Constructively Own,” “Constructively Owns” and “Constructively Owned” shall have the correlative meanings.

“Excepted Holder” shall mean a Person for whom an Excepted Holder Limit is created by the Charter or by the Board of Directors pursuant to Section 6.8.

“Excepted Holder Limit” shall mean, provided that the affected Excepted Holder agrees to comply with the requirements established by the Board of Directors pursuant to Section 6.8(a), and subject to adjustment pursuant to Section 6.8(c), the percentage limit established by the Board of Directors pursuant to Section 6.8(a).

“Individual” shall mean a natural individual, private foundation, charitable trust, and employee pension, profit sharing, stock bonus or supplemental employment benefit trust; provided, however, that any stock held by a “qualified trust” shall be treated as owned directly by its beneficiaries in proportion to their actuarial interest in the trust and shall not be treated as held by the trust. “Qualified trust” for this purpose is limited to an employee benefit trust described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code; provided, that a trust will not be a qualified trust for this purpose if (i) one or more disqualified persons (within the meaning of Section 4975(e)(2) of the Code, other than by reason of subparagraphs (B) and (I)) with respect to the trust, hold five percent (5%) or more of the value of the stock of the Corporation; and (ii) accumulated earnings and profits exist that are attributable to any period for which the Corporation did not qualify as a REIT.

“Initial Date” shall mean the date on or after the filing of this Charter document with the Department upon which the Corporation shall have first issued 110 or more shares of the Corporation’s Preferred Stock of whatever class or series.

“IRS” means the United States Internal Revenue Service.

“Market Price” on any date shall mean, with respect to any class or series of outstanding shares of Capital Stock, the fair market value of the Capital Stock, as determined in good faith by the Board of Directors of the Corporation.

“Person” shall mean an individual, corporation, partnership, limited liability company, estate, trust (including a trust qualified under Section 401(a) or 501(c)(17) of the Code), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock corporation or other entity and also includes a group as that term is used for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended; but does not include an Underwriter acting in a capacity as such in a registered public offering of the Corporation’s Capital Stock (or securities convertible into or exchangeable for Capital Stock) or an initial purchaser which participates in a private placement of shares of the Corporation’s Capital Stock (or securities convertible into or exchangeable for Capital Stock), but only for a period of ninety (90) days following the date of purchase of shares of Capital Stock by the Underwriter in such public offering or the initial purchaser in such private placement and only to the extent that purchases of shares of Capital Stock by such Underwriter or initial purchaser in such public offering or private placement are necessary to facilitate such public offering or private placement.

“Prohibited Owner” shall mean, with respect to any purported Transfer, any Person who, but for the provisions of Section 6.2(b), would Beneficially Own or Constructively Own shares of Common Stock or Preferred Stock, and if appropriate in the context, shall also mean any Person who would have been the record owner of the shares that the Prohibited Owner would have so owned.

“REIT” shall mean a real estate investment trust under Sections 856 through 860 of the Code.

“Restriction Termination Date” shall mean the first day after the Initial Date on which the Corporation determines that it is no longer in the best interests of the Corporation to attempt to, or continue to, qualify as a REIT or that compliance with the restrictions and limitations on Beneficial Ownership, Constructive Ownership and Transfers of shares of Capital Stock set forth herein is no longer required in order for the Corporation to qualify as a REIT.

“Transfer” shall mean any sale, transfer, gift, assignment, devise or other disposition, as well as any other event that causes any Person to acquire Beneficial Ownership or Constructive Ownership, or any agreement to take any such actions or cause any such events, of Capital Stock or the right to vote or receive dividends on Capital Stock, including: (a) the granting or exercise of any option or warrant (or any disposition of any option or warrant), (b) any disposition of any securities or rights convertible into or exchangeable for Capital Stock or any interest in Capital Stock or any exercise of any such conversion or exchange right and (c) Transfers of interests in other entities that result in changes in Beneficial Ownership or Constructive Ownership of Capital Stock; in each case, whether voluntary or involuntary, whether owned of record, Constructively Owned or Beneficially Owned and whether by operation of law or otherwise. The terms “Transferring” and “Transferred” shall have the correlative meanings.

“Trust” shall mean each of the trusts provided for in Section 6.12(a) of this Article VI.

“Trustee” shall mean the Person unaffiliated with the Corporation, any Prohibited Owner and any Charitable Beneficiary, that is appointed by the Corporation to serve as trustee of the Trust, and any successor or trustee appointed by the Trustee.

6.2            Restriction on Ownership and Transfers.

(a)            Basic Restrictions:

(i)            During the period commencing on the Initial Date and prior to the Restriction Termination Date, (1) no Person, other than an Excepted Holder, shall Beneficially Own or Constructively Own shares of either Common Stock or Preferred Stock in excess of the Aggregate Stock Ownership Limit and (2) no Excepted Holder shall Beneficially Own or Constructively Own shares of either Common Stock or Preferred Stock in excess of the Excepted Holder Limit for such Excepted Holder.

(ii)            During the period commencing on the Initial Date and prior to the Restriction Termination Date, no Person shall Beneficially Own shares of Capital Stock to the extent that such Beneficial Ownership of Capital Stock would result in the Corporation being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year), or otherwise failing to qualify as a REIT.

(iii)            During the period commencing on the Initial Date and prior to the Restriction Termination Date, no Person shall Beneficially Own or Constructively Own shares of Capital Stock to the extent such Beneficial Ownership or Constructive Ownership would result in the Corporation owning (actually or Constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code.

(iv)            During the period commencing on the Initial Date and prior to the Restriction Termination Date, subject to Section 6.2(b), any Transfer of shares of Capital Stock or other event that, if effective, would result in any person Beneficially Owning or Constructively Owning any shares of Capital Stock in violation of Section 6.2(a)(i), Section 6.2(a)(ii) or Section 6.2(a)(iii) shall be null and void ab initio, and the purported transferee or purported owner shall acquire no rights to, or economic interest in, any Capital Stock held in violation of these restrictions.

(v)            During the period commencing on the initial date upon which the outstanding shares of Capital Stock are beneficially owned by at least 100 Persons (determined under the principles of Section 856(a)(5) of the Code) and prior to the Restriction Termination Date, notwithstanding any other provisions contained herein, any Transfer of shares of Capital Stock or other event that, if effective, would result in the Capital Stock being beneficially owned by fewer than 100 Persons (determined under the principles of Section 856(a)(5) of the Code) shall be null and void ab initio, and the intended transferee shall acquire no rights in such shares of Capital Stock.

(b)            Transfer in Trust. If, notwithstanding the other provisions contained in this Article VI, at any time from and after the Initial Date and prior to the Restriction Termination Date there is a purported Transfer, change in capital structure or other event such that any Person would Beneficially Own or Constructively Own shares of Capital Stock in violation of Section 6.2(a)(i), Section 6.2(a)(ii) or Section 6.2(a)(iii), or if effective, any Transfer of shares of Capital Stock occurs which would result in any Person Beneficially Owning or Constructively Owning shares of Capital Stock in violation of Section 6.2(a)(i), 6.2(a)(ii), or Section 6.2(a)(iii):

(i)            then that number of shares of the Capital Stock the Beneficial Ownership or Constructive Ownership of which otherwise would cause such Person to violate Section 6.2(a)(i), 6.2(a)(ii) or Section 6.2(a)(iii) (rounded up to the nearest whole share) shall be automatically transferred to a Trust for the benefit of a Charitable Beneficiary, as described in Section 6.12, effective on the close of business on the Business Day prior to the date of such Transfer or other event, and such Person shall acquire no rights in such shares; and

(ii)            upon the transfer of a share of Capital Stock to the Trust described in clause (i) of this subsection 6.2(b), such share shall have such voting, dividend, liquidation and other rights, and shall be subject to such terms and limitations, as set forth in Section 6.12 of this Article VI.

6.3            Remedies for Breach. If the Board of Directors of the Corporation or an authorized designee shall at any time determine in good faith that a Transfer or other event has taken place that results in a violation of Section 6.2(a) or that a Person intends to acquire or has attempted to acquire beneficial ownership (determined under principles of Section 856(a)(5) of the Code), Beneficial Ownership or Constructive Ownership of any shares of Capital Stock in violation of Section 6.2(a) (whether or not such violation is intended), the Board of Directors or an authorized designee shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or other event, including, without limitation, causing the Corporation to redeem shares, refusing to give effect to such Transfer or other event on the books of the Corporation or instituting proceedings to enjoin such Transfer or other event; provided, however, that any Transfers or attempted Transfers or other events or attempted other events in violation of Section 6.2(a) shall be null and void and shall automatically result in the transfer to the Trust described above, and, where applicable, such Transfer (or other event) shall be void ab initio as provided above irrespective of any action (or non-action) by the Board of Directors or an authorized designee.

6.4            Notice of Restricted Transfer. Any Person who acquires or attempts to acquire beneficial ownership (determined under principles of Section 856(a)(5) of the Code), Beneficial Ownership or Constructive Ownership of shares of Capital Stock in violation of Section 6.2(a), or any Person who would have owned shares of Capital Stock that resulted in a transfer to the Trust pursuant to the provisions of Section 6.2(b), shall immediately give written notice to the Corporation of such event, or in the case of such proposed or attempted transaction, give at least 15 days prior written notice, and shall provide to the Corporation such other information as the Corporation may request in order to determine the effect, if any, of such Transfer or other event on the Corporation’s status as a REIT.

6.5            Owners Required to Provide Information. From the Initial Date and Prior to the Restriction Termination Date:

(a)            every owner of more than five percent (or such lower or other percentage as required by the Code or the Treasury Regulations promulgated thereunder) of the outstanding shares of Capital Stock, within 30 days after the end of each taxable year, shall give written notice to the Corporation stating the name and address of such owner, the number of shares of Common Stock and Preferred Stock Beneficially Owned and a description of the manner in which such shares are held. Each such owner shall provide to the Corporation such additional information as the Corporation may request in order to determine the effect, if any, of such Beneficial Ownership on the Corporation’s status as a REIT and ensure compliance with the Aggregate Stock Ownership Limit; and

(b)            each Person who is a Beneficial Owner or Constructive Owner of Capital Stock and each Person (including the stockholder of record) who is holding Capital Stock for a Beneficial Owner or Constructive Owner shall provide to the Corporation such information as the Corporation may request, in good faith, in order to determine the Corporation’s status as a REIT and to comply with requirements of any taxing authority or governmental authority or to determine such compliance.

6.6            Remedies Not Limited. Nothing contained in this Article VI shall limit the authority of the Corporation to take such other action as it deems necessary or advisable to protect the Corporation and the interests of its Stockholders by preservation of the Corporation’s status as a REIT and to ensure compliance with Section 6.2(a).

6.7            Ambiguity. In the case of ambiguity in the application of any of the provisions of this Article VI, including any definition contained in Section 6.1, the Board of Directors shall have the power to determine the application of the provisions of this Article VI with respect to any situation, based on the facts known to it. In the event the provisions of the this Article VI requires any action by the Board of Directors and the Charter fails to provide specific guidance with respect to such action, the Board of Directors shall have the power to determine the action to be taken so long as such action is not contrary to the provisions of this Article VI.

6.8            Exceptions.

(a)            The Board of Directors of the Corporation, in its sole discretion, may exempt a Person from the Aggregate Stock Ownership Limit with respect to any or all classes or series of Capital Stock and may establish or increase an Excepted Holder Limit for such Person with respect to any or all classes or series of Capital Stock, if:

(i)            the Board of Directors obtains such representations and undertakings from the Excepted Holder and such other Persons as the Board of Directors may deem appropriate in order to conclude that granting the exemption and/or establishing or increasing the Excepted Holder Limit, as the case may be, will not cause the Corporation to lose its status as a REIT;

(ii)            each of the Excepted Holder and such other Persons does not own and represents that it will not own or acquire, actually or Constructively, an interest in a tenant of the Corporation (or a tenant of any entity owned or controlled by the Corporation) that would cause the Corporation to own, actually or Constructively, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant and the Board of Directors obtains such representations and undertakings from such Person as are reasonably necessary to ascertain this fact (for this purpose, a tenant from whom the Corporation (or an entity owned or controlled by the Corporation) derives (and is expected to continue to derive) a sufficiently small amount of revenue such that, in the opinion of the Board of Directors of the Corporation, rent from such tenant would not adversely affect the Corporation’s ability to qualify as a REIT, shall not be treated as a tenant of the Corporation); and

(iii)            such Person agrees that any violation or attempted violation of such representations or undertakings (or other action which is contrary to the restrictions contained in this Article VI) will result in such shares of Capital Stock being automatically transferred to a Trust in accordance with Sections 6.2(b) and 6.12.

(b)            Prior to granting any exception or establishing or increasing any Excepted Holder Limit pursuant to Section 6.8(a), the Board of Directors may require a ruling from the IRS, or an opinion of counsel, in either case in form and substance satisfactory to the Board of Directors in its sole discretion, as it may deem necessary or advisable in order to determine or ensure the Corporation’s status as a REIT. Notwithstanding the receipt of any ruling or opinion, the Board of Directors may impose such conditions or restrictions as it deems appropriate in connection with granting such exception, or establishing or increasing any Excepted Holder Limit.

(c)            The Board of Directors may only reduce the Excepted Holder Limit for an Excepted Holder: (1) with the written consent of such Excepted Holder at any time, or (2) pursuant to the terms and conditions of the agreements and understandings entered into with such Excepted Holder in connection with the establishment or modification of the Excepted Holder Limit for that Excepted Holder. No Excepted Holder Limit shall be reduced to a percentage that is less than the Aggregate Stock Ownership Limit.

6.9            Change in Aggregate Stock Ownership Limit. The Board of Directors may from time to time increase or decrease the Aggregate Stock Ownership Limit; provided, however, that:

(a)            Any decrease will not be effective for any Persons whose percentage ownership of Capital Stock is in excess of such decreased Aggregate Stock Ownership Limit until such time as such Person’s percentage ownership of Capital Stock equals or falls below the decreased Aggregate Stock Ownership Limit, but until such time as such Person’s percentage ownership of Capital Stock falls below such decreased Aggregate Stock Ownership Limit, any further acquisition of Capital Stock will be in violation of the Aggregate Stock Ownership Limit;

(b)            The Aggregate Stock Ownership Limit may not be changed if, after giving effect to such change, five Individuals could Beneficially Own, in the aggregate, more than 49.0 percent in value (which shall be determined by the Board of Directors of the Corporation in good faith and which determination shall be conclusive for all purposes hereof) of the shares of Capital Stock then outstanding; and

(c)            Prior to the modification of the Aggregate Stock Ownership Limit, the Board of Directors may require such rulings from the IRS, opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure the Corporation’s status as a REIT.

6.10            Legend. Each certificate, if any, for shares of Capital Stock shall bear substantially the following legend:

“The securities represented by this certificate are subject to restrictions on beneficial ownership, Beneficial Ownership and Constructive Ownership and Transfer and other events for the purpose of the Corporation’s maintenance of its status as a real estate investment trust (a “REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”). Subject to certain further restrictions and except as expressly provided in the Corporation’s Charter, (i) no Person may Beneficially Own or Constructively Own 9.8 percent or more of the lesser of the aggregate number or the aggregate value of the outstanding shares of either Common Stock or Preferred Stock of the Corporation unless such Person is an Excepted Holder (in which case the Excepted Holder Limit shall be applicable); (ii) no Person may Beneficially Own or Constructively Own shares of either Common Stock or Preferred Stock that would result in the Corporation being “closely held” under Section 856(h) of the Code or otherwise cause the Corporation to fail to qualify as a REIT; (iii) no Person shall Beneficially Own or Constructively Own shares of Capital Stock to the extent such Beneficial Ownership or Constructive Ownership would result in the Corporation owning (actually or Constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code; and (iv) any Transfer of Capital Stock or other event that would result in the Capital Stock of the Corporation being owned by fewer than 100 Persons shall be null and void ab initio. Any Person who Beneficially Owns or Constructively Owns or attempts to Beneficially Own or Constructively Own shares of Capital Stock which causes or will cause a Person to Beneficially Own or Constructively Own shares of Capital Stock in excess or in violation of the above limitations must immediately notify the Corporation. If any of the restrictions on transfer or ownership are violated, the shares of Capital Stock represented hereby may be automatically transferred to a Trustee of a Trust for the benefit of one or more Charitable Beneficiaries. In addition, upon the occurrence of certain events, attempted Transfers in violation of the restrictions described above may be void ab initio. All capitalized terms in this legend have the meanings defined in the Charter of the Corporation, as the same may be amended from time to time, a copy of which, including the restrictions on transfer and ownership, will be furnished to each holder of Capital Stock of the Corporation on request and without charge.”

6.11            Severability. If any provision of this Article VI or any application of any such provision is determined to be invalid by any federal or state court having jurisdiction over the issues, the validity of the remaining provisions shall not be affected and other applications of such provision shall be affected only to the extent necessary to comply with the determination of such court.

6.12            Transfer of Capital Stock in Trust.

(a)            Ownership in Trust. Upon any purported Transfer or other event described in Section 6.2(b) that would result in a transfer of shares of Capital Stock to a Trust, such shares of Capital Stock shall be deemed to have been transferred to the Trustee as trustee of a Trust for the exclusive benefit of one or more Charitable Beneficiaries (a “Trust”). Such transfer to the Trustee shall be deemed to be effective as of the close of business on the Business Day prior to the purported Transfer or other event that results in the transfer to the Trust pursuant to Section 6.2(b). The Trustee shall be appointed by the Corporation and shall be a Person unaffiliated with the Corporation, any Prohibited Owner and any Charitable Beneficiary. Each Charitable Beneficiary shall be designated by the Trustee as provided in Section 6.12(f).

(b)            Status of Shares Held by the Trustee. Shares of Capital Stock held by the Trustee shall be issued and outstanding shares of Capital Stock of the Corporation. The Prohibited Owner shall have no rights in the shares held by the Trustee. The Prohibited Owner shall not benefit economically from ownership of any shares held in trust by the Trustee, shall have no rights to dividends and shall not possess any rights to vote or other rights attributable to the shares held in the Trust.

(c)            Dividend and Voting Rights. The Trustee shall have all voting rights and rights to dividends or other distributions with respect to shares of Capital Stock held in the Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid prior to the discovery by the Corporation that the shares of Capital Stock have been transferred to the Trustee shall be paid with respect to such shares of Capital Stock to the Trustee upon demand and any dividend or other distribution authorized but unpaid shall be paid when due to the Trustee. Any dividends or distributions so paid over to the Trustee shall be held in trust for the Charitable Beneficiary. The Prohibited Owner shall have no voting rights with respect to shares held in the Trust and, subject to Maryland law, effective as of the date that the shares of Capital Stock have been transferred to the Trustee, the Trustee shall have the authority (at the Trustee’s sole discretion) (i) to rescind as void any vote cast by a Prohibited Owner prior to the discovery by the Corporation that the shares of Capital Stock have been transferred to the Trustee and (ii) to recast such vote in accordance with the desires of the Trustee acting for the benefit of the Charitable Beneficiary; provided, however, that if the Corporation has already taken irreversible corporate action, then the Trustee shall not have the authority to rescind and recast such vote. Notwithstanding the provisions of this Article VI, until the Corporation has received notification that shares of Capital Stock have been transferred into a Trust, the Corporation shall be entitled to rely on its share transfer and other stockholder records for purposes of preparing lists of stockholders entitled to vote at meetings, determining the validity and authority of proxies and otherwise conducting votes of Stockholders.

(d)            Sale of Shares by Trustee. Within 20 days of receiving notice from the Corporation that shares of Capital Stock have been transferred to the Trust, the Trustee of the Trust shall sell the shares held in the Trust to a person, designated by the Trustee, whose ownership of the shares will not violate the ownership limitations set forth in Section 6.2(a). Upon such sale, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as provided in this Section 6.12(d). The Prohibited Owner shall receive the lesser of (1) the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the Trust (e.g., in the case of a gift, devise or other such transaction), the Market Price of the shares on the day of the event causing the shares to be held in the Trust and (2) the price per share received by the Trustee from the sale or other disposition of the shares held in the Trust. The Trustee may reduce the amount payable to the Prohibited Owner by the amount of dividends and distributions paid to the Prohibited Owner and owed by the Prohibited Owner to the Trustee pursuant to Section 6.12(c). Any net sales proceeds in excess of the amount payable to the Prohibited Owner shall be immediately paid to the Charitable Beneficiary. If, prior to the discovery by the Corporation that shares of Capital Stock have been transferred to the Trustee, such shares are sold by a Prohibited Owner, then (i) such shares shall be deemed to have been sold on behalf of the Trust and (ii) to the extent that the Prohibited Owner received an amount for such shares that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to this Section 6.12(d), such excess shall be paid to the Trustee upon demand.

(e)            Purchase Right in Stock Transferred to the Trustee. Shares of Capital Stock transferred to the Trustee shall be deemed to have been offered for sale to the Corporation, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the Trust (or, in the case of a devise or gift, the Market Price at the time of such devise or gift) and (ii) the Market Price on the date the Corporation, or its designee, accepts such offer. The Trustee may reduce the amount payable to the Prohibited Owner by the amount of dividends and distributions paid to the Prohibited Owner and owed by the Prohibited Owner to the Trustee pursuant to Section 6.12(c). The Corporation may pay the amount of such reduction to the Trustee for the benefit of the Charitable Beneficiary. The Corporation shall have the right to accept such offer until the Trustee has sold the shares held in the Trust pursuant to Section 6.12(d). Upon such sale to the Corporation, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and any dividends or other distributions held by the Trustee shall be paid to the Charitable Beneficiary.

(f)            Designation of Charitable Beneficiaries. The Trustee shall designate one or more nonprofit organizations to be the Charitable Beneficiary of the interest in the Trust such that (i) the shares of Capital Stock held in the Trust would not violate the restrictions set forth in Section 6.2(a) in the hands of such Charitable Beneficiary and (ii) each such organization must be described in Section 501(c)(3) of the Code and contributions to each such organization must be eligible for deduction under each of Sections 170(b)(1)(A) (without regard to clauses (vii) or (viii) thereof), 2055 and 2522 of the Code.

6.13            Enforcement. The Corporation is authorized specifically to seek equitable relief, including injunctive relief, to enforce the provisions of this Article VI.

6.14            Non-Waiver. No delay or failure on the part of the Corporation or the Board of Directors in exercising any right hereunder shall operate as a waiver of any right of the Corporation or the Board of Directors, as the case may be, except to the extent specifically waived in writing.

Article VII
BOARD OF DIRECTORS

7.1            Board of Directors.

(a)            The business and affairs of the Corporation shall be managed by and under the direction of the Board of Directors of the Corporation (the “Board of Directors”). The Board of Directors shall initially consist of four (4) directors until such time as the number of directors may be increased or decreased in accordance with the bylaws of the Corporation (the “Bylaws”); provided, however, that the total number of directors shall not be less than the minimum number required by the general laws of the State of Maryland. A director need not be a stockholder of the Corporation.

(b)            For so long as is required pursuant to that certain Contingent Value Rights Agreement, dated as of June 30, 2021, by and between the Corporation, Computershare, Inc. and Computershare Trust Company (the “CVR Agreement”), which agreement was made binding upon the Corporation by the Corporation’s Plan of Reorganization, at least one member of the Board of Directors must be an Independent Director, except for a period of up to sixty (60) days after the death, removal or resignation of any such director, pending the election of such director’s successor. An “Independent Director” is defined to be an “independent director” as defined under Listing Rule 303A.02 of the New York Stock Exchange Listed Company Manual or any successor provision. The names of the directors of the Corporation who shall commence (or continue, as applicable) serving upon the filing of these Articles of Amendment and Restatement, and until their respective successors are duly elected and qualify in accordance with the Bylaws: Bruce Wiles, Shai Zelering, Amy Lancaster, and Steve Joyce.

7.2            Independent Director Approval. For so long as the Corporation is required pursuant to Section 7.1(b) above to have at least one member of the Board of Directors be an Independent Director, the Corporation shall not, either directly or indirectly (with respect to any subsidiary of the Corporation), take any of the following actions without the affirmative vote of the Board of Directors (which approval may be given at any meeting of the Board of Directors or any committee thereof or pursuant to any action taken by written or electronic consent by the Board of Directors or any committee thereof) that includes the affirmative vote of the majority of the Independent Director(s):

(a)            take any action or enter into any agreement that is disproportionately adverse to the economic interests of the Holders (as defined in the CVR Agreement) as compared to the economic interests of the stockholders of the Corporation; or

(b)            file a voluntary petition for relief under the Bankruptcy Code.

For purposes of this Section 7.2:

(i)            “Affiliate” means any person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with the Corporation. As used in this definition, the term “control” (including with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities or other interests, by contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment, undertaking or otherwise; and

(ii)            “Related Party” has the meaning ascribed to the term “related person” in Item 404(a) of Regulation S-K under the Exchange Act.

7.4            Issuance of Capital Stock. The Board of Directors may authorize the issuance from time to time of shares of the Corporation’s stock of any class, whether now or hereafter authorized, or securities convertible into shares of its stock of any class, whether now or hereafter authorized, for such consideration as the Board of Directors may deem advisable (or without consideration in the case of a stock split or stock dividend), subject to such restrictions or limitations, if any, as may be set forth in the Charter or the Bylaws of the Corporation. To the extent permitted by Maryland law, the Board of Directors, with the approval of a majority of the entire Board of Directors and without any action by the stockholders of the Corporation, may amend the Charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that the Corporation has authority to issue.

Article VIII
RIGHTS AND POWERS OF CORPORATION,
BOARD OF DIRECTORS AND OFFICERS

In carrying on its business, or for the purpose of attaining or furthering any of its objects, the Corporation shall have all of the rights, powers and privileges granted to corporations by the laws of the State of Maryland, as well as the power to do any and all acts and things that a natural person or partnership could do as now or hereafter authorized by law, either alone or in partnership or conjunction with others. In furtherance and not in limitation of the powers conferred by statute, and without limiting any other procedures available by law or otherwise to the Corporation, the powers of the Corporation and of the directors and stockholders shall include the following:

8.1            Conflicts of Interest. Any director or officer of the Corporation individually, or any firm of which any director or officer may be a member, or any corporation or association of which any director or officer may be a director or officer or in which any director or officer may be interested as the holder of any amount of its stock or otherwise, may be a party to, or may be pecuniarily or otherwise interested in, any contract or transaction of the Corporation, and, in the absence of fraud, no contract or other transaction shall be thereby affected or invalidated; provided, however, that (a) such fact shall have been disclosed or shall have been known to the Board of Directors or the committee thereof that approved such contract or transaction and such contract or transaction shall have been approved or ratified by the affirmative vote of a majority of the disinterested directors, or (b) such fact shall have been disclosed or shall have been known to the stockholders entitled to vote, and such contract or transaction shall have been approved or ratified by a majority of the votes cast by the stockholders entitled to vote, other than the votes of shares owned of record or beneficially by the interested director or corporation, firm or other entity, or (c) the contract or transaction is fair and reasonable to the Corporation. Any director of the Corporation who is also a director or officer of or interested in such other corporation or association, or who, or the firm of which he or she is a member, is so interested, may be counted in determining the existence of a quorum at any meeting of the Board of Directors of the Corporation which shall authorize any such contract or transaction, with like force and effect as if he or she were not such director or officer of such other corporation or association or were not so interested or were not a member of a firm so interested.

8.2            Amendment of Charter. Except, for so long as the Corporation is required pursuant to Section 7.1(b) above to have at least one member of the Board of Directors be an Independent Director, for Sections 7.1(b) and 7.2 hereof, the Corporation reserves the right from time to time to make any amendment to the Charter, now or hereafter authorized by law, including any amendment altering the terms or contract rights, as expressly set forth in the Charter, of any shares of outstanding stock. All rights and powers conferred by the Charter on stockholders, directors and officers are granted subject to this reservation.

8.3            REIT Qualification. The Board of Directors shall use its reasonable best efforts to take such actions as are necessary or appropriate to preserve the status of the Corporation as a REIT; however, if the Board of Directors determines that it is no longer in the best interests of the Corporation to qualify or continue to be qualified as a REIT and such determination is approved by the affirmative vote of holders of at least two-thirds of the shares of the Corporation’s capital stock outstanding and entitled to vote thereon, the Board of Directors may revoke or otherwise terminate the Corporation’s REIT election pursuant to Section 856(g) of the Code. The Board of Directors also may determine that compliance with any restriction or limitation on stock ownership and transfers set forth in Article VI is no longer required for REIT qualification.

Article IX
INDEMNIFICATION

9.1            Subject to the limitations set forth under Maryland law or in Sections 9.2 and 9.3, the Corporation shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former director or officer of the Corporation and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity, or (ii) any individual who, while a director or officer of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner, member, manager or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity (such persons, “Indemnified Persons”). The rights of a director or officer to indemnification and advance of expenses provided hereby shall vest immediately upon election of such director or officer. The Corporation may, with the approval of the Board of Directors or any duly authorized committee thereof, provide such indemnification and advance for expenses to a person who served a predecessor of the Corporation in any of the capacities described in (i) or (ii) above and to any employee or agent of the Corporation or a predecessor of the Corporation. The Board of Directors may take such action as is necessary to carry out this Section 9.1. No amendment of the Charter or repeal of any of its provisions shall limit or eliminate the right of indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal.

9.2            Notwithstanding anything to the contrary contained in Section 9.1 above, the Corporation shall not provide for indemnification of a director for any liability or loss suffered by any of them and the Corporation shall not provide that an Indemnitee be held harmless for any loss or liability suffered by the Corporation, unless all of the following conditions are met:

(a)            the director has determined, in good faith, that the course of conduct that caused the loss or liability was in the best interests of the Corporation;

(b)            the director was acting on behalf of or performing services for the Corporation;

(c)            such liability or loss was not the result of (i) negligence or misconduct, in the case of a director that is not an Independent Director, or (ii) gross negligence or willful misconduct, in the case of an Independent Director; and

(d)            such indemnification or agreement to hold harmless is recoverable only out of the Corporation’s total assets (other than intangibles) at cost, before deducting depreciation, reserves for bad debts, impairments or other non-cash reserves, less total liabilities, calculated at least quarterly by the Corporation on a basis consistently applied, and not from holders of shares of stock in the Corporation.

9.3            Notwithstanding anything to the contrary contained in Section 9.1, the Corporation shall not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by a director, unless one (1) or more of the following conditions are met: (a) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the director; (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the director; or (iii) a court of competent jurisdiction approves a settlement of the claims against the director, and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the Securities and Exchange Commission and of the published position of any state securities regulatory authority in which securities of the Corporation were offered or sold as to indemnification for violations of securities laws.

9.4            The Corporation may, to the fullest extent permitted by law, purchase and maintain insurance on behalf of an Indemnified Person against any liability which may be asserted against such Indemnified Person.

9.5            The indemnification provided herein shall not be deemed to limit the right of the Corporation to indemnify any other person for any expenses to the maximum extent permitted by law, nor shall it be deemed exclusive of any other rights to which such person seeking indemnification from the Corporation may be entitled under any agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

9.6            Notwithstanding anything to the contrary in this Article IX, the Corporation hereby agrees that, with respect to its indemnification and advancement obligations contained herein, the Corporation is the indemnitor of first resort (i.e., the Corporation’s obligations to indemnify Indemnified Persons are primary and any obligations of any other indemnitors or their insurers to advance expenses or to provide indemnification for the same expenses or liabilities incurred by way of any of the Indemnified Persons is secondary and excess).

9.7            Without limiting any other procedures available by law or otherwise to the Corporation, the Board of Directors may authorize any agreement or other transaction with any person, corporation, association, company, trust, limited liability company, partnership (limited or general) or other organization, although one or more of the directors or officers of the Corporation may be a party to any such agreement or an officer, director, stockholder, member or partner (general or limited) of such other party (an “Interested Officer/Director”), and no such agreement or transaction shall be invalidated or rendered void or voidable solely by reason of the existence of any such relationship if: (a) the existence is disclosed or known to the Board of Directors, and the contract or transaction is authorized, approved or ratified by the affirmative vote of not less than a majority of the disinterested directors, even if they constitute less than a quorum of the Board of Directors; (b) the existence is disclosed to the stockholders entitled to vote, and the contract or transaction is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote, other than the votes of the shares held of record by the Interested Officers/Directors or by any corporation, association, company, trust, limited liability company, partnership (limited or general) or other organization in which any Interested Officer/Director is a director or has a material financial interest; or (c) the contract or transaction is fair and reasonable to the Corporation. Any Interested Officer/Director, or the stock owned by them or by a corporation, association, company, trust, limited liability company, partnership (limited or general) or other organization in which an Interested Officer/Director may have an interest, may be counted in determining the presence of a quorum at a meeting of the Board of Directors or a committee of the Board of Directors or at a meeting of the stockholders, as the case may be, at which the contract or transaction is authorized, approved or ratified.

Article X
LIMITATION ON LIABILITY

To the fullest extent permitted by Maryland statutory or decisional law, as amended or interpreted from time to time, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders, or any of them, for money damages. Neither the amendment or the repeal of this Article X, nor the adoption of any other provision in the Charter inconsistent with this Article X, shall eliminate or reduce the protection afforded by this Article X to a director or officer of the Corporation with respect to any matter which occurred, or any cause of action, suit or claim which but for this Article X would have accrued or arisen, prior to such amendment, repeal or adoption.

Without limiting the foregoing, no director or officer of the Corporation shall be obligated to inform the Corporation of any opportunity to participate in any business or investing activity or venture that is presented to such person other than in his or her capacity as a director or officer of the Corporation. The Corporation hereby renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any such business or investing activity or venture.

ARTICLE XI

PREEMPTIVE AND APPRAISAL RIGHTS

Except as may be provided by the Board of Directors in setting the terms of classified or reclassified shares of stock pursuant to Article V or as may otherwise be provided by a contract approved by the Board of Directors, no holder of shares of stock of the Corporation shall, as such holder, have any preemptive right to purchase or subscribe for any additional shares of stock of the Corporation or any other security of the Corporation which it may issue or sell. Holders of shares of stock shall not be entitled to exercise any rights of an objecting stockholder provided for under Title 3, Subtitle 2 of the MGCL or any successor statute unless the Board of Directors upon such terms and conditions as may be specified by the Board of Directors, determines that such rights apply, with respect to all or any shares of all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise such rights.

THIRD:      The amendment to and restatement of the Charter as hereinabove set forth has been duly approved by the Board of Directors and has been required to be filed under the Plan and Order, which have been made binding upon the Corporation pursuant to applicable law.

FOURTH:      The current address of the principal office of the Corporation in Maryland is as set forth in Article III of the foregoing amendment and restatement of the Charter.

FIFTH:      The name and address of the Corporation’s current resident agent is as set forth in Article IV of the foregoing amendment and restatement of the Charter.

SIXTH:      The number of directors of the Corporation and the names of those currently in office are as set forth in Article VII of the foregoing amendment and restatement of the Charter.

SEVENTH:      The total number of shares of stock which the Corporation had authority to issue immediately prior to the foregoing amendment and restatement, was 350,000,000 shares consisting of 300,000,000 shares of Common Stock, par value $0.01 per share, and 50,000,000 shares of Preferred Stock, par value $0.01 per share, of which one (1) share was further classified and redesignated as a Redeemable Preferred Share, par value $0.01 per share; and the total number of shares of stock which the Corporation will have the authority to issue immediately following the foregoing amendment and restatement will be 350,000,000 shares consisting of 300,000,000 shares of Common Stock, par value per $0.01 share and 50,000,000 shares of Preferred Stock, par value $0.01 per share, none of which are currently redesignated or further classified; accordingly, the one (1) Redeemable Preferred Share, par value $0.01 per share, will at the effective time of these Articles of Amendment and Restatement no longer remain issued or outstanding, and by the amendments set forth in the foregoing amendment and restatement of the charter of the Corporation has been reclassified as a share of Preferred Stock, par value $0.01 per share, without further designation, and the aggregate par value of all shares of stock of the Corporation having par value is not changed by the amendments set forth in the foregoing amendment and restatement of the charter of the Corporation.

EIGHTH:      The undersigned Chief Executive Officer and President acknowledges these Articles of Amendment and Restatement to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned Chief Executive Officer and President acknowledges that to the best of his knowledge, information, and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment and Restatement to be signed in its name and on its behalf by its Chief Executive Officer and President and attested to by its Treasurer as of the 30th day of June, 2021.

HOSPITALITY INVESTORS TRUST, INC.

By:	/s/ Jonathan P. Mehlman
Name:	Jonathan P. Mehlman
Title:	Chief Executive Officer and President

ATTEST

By:	/s/ Bruce A. Riggins
Name:	Bruce A. Riggins
Title:	Chief Financial Officer and Treasurer

[Signature page to the Articles of Amendment and Restatement of Hospitality Investors Trust, Inc.]